UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

The Company announces that at the annual meeting of shareholders of the Company held on Monday, February 24, 2014, the following resolutions were approved by the shareholders, each by the respective requisite majority:

1.	Re-election of Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky, Avraham Meron, and Mordehay Ventura as members of the Board of Directors of the Company (in addition to the Company’s external directors) until the next annual shareholders meeting.

2.	Re-appointment of Kesselman & Kesselman (certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited), as the Company’s independent auditors for the year 2013; authorization of the Board of Directors and the Audit Committee to determine the auditors’ fees; and reporting to the shareholders as to the aggregate compensation paid to the independent auditors for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 24, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv. Corporate Secretary